SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 47)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen

16 South Pennsylvania

Oklahoma City, Oklahoma 73107

(405) 235-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 573,304
	(8)	Shared Voting Power 2,622,466
	(9)	Sole Dispositive Power 573,304
	(10)	Shared Dispositive Power 2,622,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,770
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 13.68%
(14)	Type of Reporting Person (See Instructions) IN

Page 2 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 292,467
	(8)	Shared Voting Power 2,419,716
	(9)	Sole Dispositive Power 292,467
	(10)	Shared Dispositive Power 2,419,716
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712,183
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 11.68%
(14)	Type of Reporting Person (See Instructions) IN

Page 3 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 243,493
	(8)	Shared Voting Power 467,808
	(9)	Sole Dispositive Power 243,493
	(10)	Shared Dispositive Power 467,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 711,301
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 3.15%
(14)	Type of Reporting Person (See Instructions) IN

Page 4 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Linda F. Rappaport
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 563,819
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 563,819
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 563,819
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 2.63%
(14)	Type of Reporting Person (See Instructions) IN

Page 5 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 1,331,235
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 1,331,235
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331,235
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 5.8%
(14)	Type of Reporting Person (See Instructions) OO

Page 6 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 2,413,287
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 10.39%
(14)	Type of Reporting Person (See Instructions) OO

Page 7 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power —
	(10)	Shared Dispositive Power 417,288
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.85%
(14)	Type of Reporting Person (See Instructions) CO

Page 8 of 17 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 47 to the Schedule 13D dated October 7, 1985, as amended previously (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Amendment 47 is being filed to disclose the Rule 10b5-1 Sales Plan (the “Sales Plan”) adopted by SBL, L.L.C., an Oklahoma limited liability company, which provides for the sale of up to 150,000 shares of the Company’s common stock pursuant to the terms of Rule 10b5-1 of the Exchange Act of 1934, as amended. This Amendment also removes Jack E. Golsen’s spouse, Sylvia H. Golsen, who is now deceased, as a member of the group.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Executive Chairman of the Board of the Company);

•	Barry H. Golsen (President, Chief Executive Officer and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”);

•	SBL, L.L.C., an Oklahoma limited liability company (“SBL”); and

•	Golsen Petroleum Corporation, an Oklahoma corporation and wholly-owned subsidiary of SBL (“GPC”).

Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack Golsen (collectively, the “Golsen Family”). All of the membership interests in GFLLC are owned by the Golsen Family or trusts controlled by a member of the Golsen Group. Jack Golsen is the sole manager of GFLLC. All of the outstanding units of SBL are owned by GFLLC, Barry Golsen, Steven Golsen and Linda Rappaport. Jack Golsen and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged, except Jack Golsen’s spouse, Sylvia Golsen, is deceased, and is no longer a reporting person.

Page 9 of 17 Pages

CUSIP NO. 5021600-10-4

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

Rule 10b5-1 Sales Plan

SBL entered into a Rule 10b5-1 Sales Plan (the “Sales Plan”) with Morgan Stanley Smith Barney, LLC (“Morgan Stanley”), which is dated May 20, 2015. On June 2, 2015, the Company’s legal department approved the Sales Plan pursuant to the Company’s pre-clearance procedures. The Sales Plan provides for the sale of up to an aggregate 150,000 shares of Common Stock at prices not less than $44.00 per share in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Sales Plan is effective for two years beginning on June 22, 2015. SBL entered into the Sales Plan as part of the Golsen Family’s long-term estate and tax planning strategy.

Other

The reporting persons do not presently have any other plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The table below sets forth the following information relating to the shares of Common Stock beneficially owned by each member of the reporting group, as of the filing date of this Amendment No. 47:

(i) the number of shares the member has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the member has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the member; and (iv) the percentage of outstanding Common Stock owned beneficially by the member.

Page 10 of 17 Pages

CUSIP NO. 5021600-10-4

Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Amount(9)(10)		Percent(11)
Jack E. Golsen	573,304	(2)	2,622,466	(2)	3,195,770	(2)	13.68%
Barry H. Golsen	292,467	(3)	2,419,716	(3)	2,712,183	(3)	11.68%
Steven J. Golsen	243,493	(4)	467,808	(4)	711,301	(4)	3.15%
Linda F. Rappaport	None		563,819	(5)	563,819	(5)	2.63%
Golsen Family, L.L.C.(1)	None		1,331,235	(6)	1,331,235	(6)	5.8%
SBL (1)	None		2,413,287	(7)	2,413,287	(7)	10.39%
GPC (1)	None		417,288	(8)	417,288	(8)	1.85%

(1)	The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (43.516%), the Sylvia Golsen Trust (43.516%), Barry Golsen (4.323%), Steven Golsen (4.323%), and Linda Rappaport (4.323%). Jack Golsen is the manager of GFLLC, and as a result have voting and dispositive power over the Company’s securities owned by GFLLC. SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL. Jack Golsen and Barry Golsen are the managers of SBL and the only directors and executive officers of GPC. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen.
(2)	The amount shown with respect to Jack E. Golsen is comprised of the following shares of Common Stock:

(a)	4,000 shares owned directly;

(b)	148,725 shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (6)(a) and (b), over which the reporting person has investment and dispositive power;

(c)	2,413,287 shares owned by SBL and GPC as described in footnotes (7) and (8), respectively, over which the reporting person shares investment and dispositive power with Barry Golsen;

(d)	350,984 shares owned of record by separate trusts for the benefit of the grandchildren and great grandchildren of Jack Golsen, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;

Page 11 of 17 Pages

CUSIP NO. 5021600-10-4

(e)	218,320 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, the Steve J. Golsen 2007 Irrevocable Trust, and the Linda F. Rappaport 2007 Irrevocable Trust, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;

(f)	44,578 shares owned by Linda Rappaport directly or as trustee of her revocable trust, the dispositive power and voting power of which is shared with Jack Golsen. Jack Golsen has no pecuniary interest in the shares beneficially owned by Linda Rappaport.

(g)	15,876 shares owned by Sylvia H. Golsen’s Trust over which Jack Golsen serves as the sole trustee with voting and dispositive power.

(3)	The amount shown with respect to Barry H. Golsen is comprised of the following shares of Common Stock:

(a)	292,467 shares held directly and by a revocable trust over which the reporting person has the sole investment and dispositive power;

(b)	6,429 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (6)(a) and (b); and

(c)	2,413,287 shares beneficially owned by SBL and GPC as described in footnotes (7) and (8), respectively, over which the reporting person shares investment and dispositive control with Jack Golsen.

The amount shown does not include (i) 533 shares that Barry Golsen’s wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 74,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(4)	The amount shown with respect to Steven J. Golsen is comprised of the following shares of Common Stock:

(a)	243,493 shares held by revocable trusts of which the reporting person has the sole investment and dispositive power;

(b)	57,549 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (6)(a) and (b) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC; and

(c)	410,259 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (7) and (8), respectively, as a result of the reporting person’s ownership in SBL.

Page 12 of 17 Pages

CUSIP NO. 5021600-10-4

The amount shown does not include 69,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(5)	The amount shown with respect to Linda F. Rappaport is comprised of the following shares of Common Stock:

(a)	44,578 shares owned directly or through her revocable trust, the dispositive and voting power of which is shared with Jack Golsen;

(b)	57,549 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (6)(a) and (b) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC;

(c)	410,259 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (7) and (8), respectively, as a result of the reporting person’s ownership in SBL; and

(d)	51,433 shares that Linda F. Rappaport’s spouse owns, over which Linda F. Rappaport disclaims beneficial ownership. On May 28 2015, Ms. Rappaport’s spouse sold 1,000 shares of Common Stock over the New York Stock Exchange (the “NYSE”) at an average price of $42.50 per share, and on June 1, 2015, her spouse sold an additional 9,000 shares of Common Stock over the NYSE at an average price of $41.50 per share.

The amount shown does not include 74,440 shares owned of record by the Linda F. Rappaport 2007 Irrevocable Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control.

(6)	The amount shown with respect to the Golsen Family, L.L.C. is comprised of the following shares of Common Stock:

(a)	15,392 shares owned directly;

(b)	133,333 shares issuable upon the conversion of 4,000 shares of the Company’s Series B Preferred owned directly; and

(c)	1,182,510 shares representing GFLLC’s beneficial ownership in the shares held by SBL and GPC as a result of the GFLLC’s ownership in SBL.

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack Golsen, as manager of GFLLC possessing voting and dispositive power over such shares, reports beneficial ownership of all shares beneficially owned by GFLLC.

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CUSIP NO. 5021600-10-4

(7)	The amount shown with respect to SBL is comprised of the following shares of Common Stock:

(a)	1,345,999 shares owned directly;

(b)	250,000 shares issuable upon the conversion of 1,000,000 shares of the Company’s Series D Preferred; and

(c)	400,000 shares issuable upon the conversion of 12,000 shares of the Company’s Series B Preferred; and

(d)	417,288 shares beneficially owned by SBL’s wholly owned subsidiary, GPC. See, footnote (8).

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (both direct ownership in SBL and indirect ownership in SBL through ownership in GFLLC), as described in footnote (1) to this table, except Jack Golsen and Barry Golsen, as the managers of SBL possessing voting and dispositive power over such shares, report beneficial ownership of all shares owned by SBL.

(8)	The amount shown with respect to GPC is comprised of the following shares of Common Stock:

(a)	283,955 shares owned directly; and

(b)	133,333 shares that may be acquired upon conversion of 4,000 shares of the Company’s Series B Preferred Stock.

(9)	Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(10)	Jack Golsen, Barry Golsen, Steven Golsen, and Linda Rappaport each disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other, as described in footnotes (2), (3), (4), and (5), respectively, except as stated in such footnotes.

(11)	The percentage ownership of each reporting person is based on 22,733,357 shares of Common Stock outstanding as of April 30, 2015. Shares of Common Stock not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

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CUSIP NO. 5021600-10-4

(c)	In the past 60 days, the reporting persons completed the following sales of Common Stock on the open market:

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as follows:

Rule 10b5-1 Sales Plan.

See Item 4 of this Amendment 47 for a description of the Rule 10b5-1 Sales Plan, adopted by SBL, L.L.C.

Item 7.	Materials to be Filed as Exhibits.

24.1	(a) Powers of Attorney executed by Barry H. Golsen and Steven J. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference; and (b) Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	(a) Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference; and (b) Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.2	The Company’s Restated Certificate of Incorporation, as amended, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 3(i).1 to the Company’s Form 10-K for the fiscal year ended December 31, 2012, and is incorporated herein by reference.

99.3	Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.4 to Amendment No. 34 and is incorporated herein by reference. The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.4	Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference. The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.5

Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, dated June 10, 2011, is filed as Exhibit 99.6 to Amendment No. 44 and is incorporated herein by reference. The Joshua B. Golsen 2011 GSTT Exempt Trust Agreement, Adam Z. Golsen 2011 GSTT Exempt Trust Agreement, Stacy L. Rappaport 2011 GSTT Exempt Trust Agreement, Lori R.

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Rappaport 2011 GSTT Exempt Trust Agreement, Michelle L. Golsen 2011 GSTT Exempt Trust Agreement, Preston A Mattingly 2011 GSTT Exempt Trust Agreement, Michael P. Mattingly 2011 GSTT Trust Agreement, and the Cameron E. Davenport 2011 GSTT Exempt Trust Agreement, each dated June 10, 2011, are substantially similar to the Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.6	Assignment of Investment Property/Securities, dated March 5, 2012, executed by SBL, L.L.C. in favor of Bank of the West, is filed as Exhibit 99.7 to Amendment No. 45, filed May 8, 2012, and is incorporated herein by reference.

99.7	Rule 10b5-1 Sales Plan, dated May 20, 2015, between SBL, L.L.C. and Morgan Stanley-Smith Barney, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 4, 2015.

*
JACK E. GOLSEN

*
BARRY H. GOLSEN

*
STEVEN J. GOLSEN

*
LINDA F. RAPPAPORT

*Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

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CUSIP NO. 5021600-10-4

GOLSEN PETROLEUM CORPORATION

By:	/s/ Jack E. Golsen

Jack E. Golsen, President

Page 17 of 17 Pages